EXHIBIT 99.1

News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

EXPRESSJET REPORTS JULY 2003 PERFORMANCE
Company achieves all-time record load factor

HOUSTON, Aug. 1, 2003 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in July 2003 for its Continental Express operating fleet.

During the month, ExpressJet flew 585.5 million revenue passenger miles (RPMs), up 61.4 percent versus July 2002, and 55,256 block hours, compared with 42,138 block hours in July 2002. Capacity increased 46.2 percent to 787.2 million available seat miles (ASMs) in July 2003, compared with July 2002. ExpressJet's load factor increased to 74.4 percent in July 2003, an all-time record high and a 7.0 point improvement over July 2002. The company operated 32,513 flights in July 2003, versus 27,178 flights in July 2002.

Also in July, ExpressJet accomplished a 99.8 percent controllable completion factor, which excludes cancellations due to weather and air traffic control, and a total completion factor of 98.8 percent. In July 2002, ExpressJet's controllable completion factor was 99.9 percent and its total completion factor was 98.1 percent.

During the month, ExpressJet accepted delivery of two long-range Embraer ERJ-145XR aircraft, bringing its total operating fleet to 214 aircraft. In addition, Continental Airlines announced this month new twice-daily, nonstop Continental Express service between Houston and Grand Rapids, Mich., beginning Oct. 1.

ExpressJet Airlines, *Air Transport World's* 2003 Regional Airline of the Year, operates as Continental Express, providing Continental Airlines with all of its regional jet capacity at its New York, Houston and Cleveland hubs. ExpressJet serves 123 destinations in the U.S., Canada, Mexico and the Caribbean, with more than 1,100 daily departures. Continental Express offers advance seat assignments and OnePass frequent flyer miles, which can be redeemed anywhere Continental and its alliance partners fly. ExpressJet Airlines, which employs 6,000 people, is owned by ExpressJet Holdings, Inc. For more information, visit expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

JULY	2003	2002	Change
Revenue Passenger Miles (000)	585,500	362,654	61.4 Percent
Available Seat Miles (000)	787,167	538,380	46.2 Percent
Passenger Load Factor	74.4 Percent	67.4 Percent	7.0 Points
Block Hours	55,256	42,138	31.1 Percent
Departures	32,513	27,178	19.6 Percent

YEAR-TO-DATE	2003	2002	Change
Revenue Passenger Miles (000)	3,119,688	2,200,652	41.8 Percent
Available Seat Miles (000)	4,627,257	3,494,782	32.4 Percent
Passenger Load Factor	67.4 Percent	63.0 Percent	4.4 Points
Block Hours	329,068	289,422	13.7 Percent
Departures	200,967	181,562	10.7 Percent

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